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                                                                     EXHIBIT 4.1



                        ASCENT ENTERTAINMENT GROUP, INC.,

                                       AND

                              THE BANK OF NEW YORK

                                     TRUSTEE



                          FIRST SUPPLEMENTAL INDENTURE

                                   DATED AS OF

                                  JUNE 8, 2000

                                       TO

                                    INDENTURE

                                   DATED AS OF

                                DECEMBER 22, 1997


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                  THIS FIRST SUPPLEMENTAL INDENTURE (this "Supplement"), is
entered into as of June 8, 2000, between Ascent Entertainment Group, Inc., a Delaware corporation (the "Company"), and The Bank of New York, a New York banking corporation, as Trustee (the "Trustee").

                                    RECITALS

                  WHEREAS, the Company and the Trustee are parties to an Indenture dated as of December 22, 1997 (the "Indenture", capitalized terms used and not otherwise defined herein having the respective meanings assigned to such terms in the Indenture), pursuant to which the Company's 11 7/8% Notes Due 2004 (the "Notes") were issued and are outstanding; and

                  WHEREAS, the Company, Liberty Media Corporation, a Delaware corporation ("Liberty") and Liberty AEG Acquisition, Inc., a Delaware corporation and wholly owned indirect subsidiary of Liberty ("Liberty Sub"), have entered into an Agreement and Plan of Merger dated February 22, 2000 (the "Merger Agreement"), pursuant to which (1) Liberty and Liberty Sub commenced a tender offer and acquired approximately 85% of the outstanding shares of common stock, par value $.01 per share, of the Company and (2) Liberty Sub is to be merged with and into the Company upon the terms and subject to the conditions set forth therein (the "Merger"); and

                  WHEREAS, under Section 801 of the Indenture, the Company may not merge with another corporation unless the Company, as the surviving corporation, could, immediately after such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the first paragraph of Section 1010 of the Indenture, which provides:

         "The Company will not, and will not permit any Restricted Subsidiary to, create, issue, assume, guarantee or in any manner become directly or indirectly liable for the payment of, or otherwise incur (collectively, "incur"), any Indebtedness (including Acquired Indebtedness and the issuance of Disqualified Stock), except that (x) the Company may incur Indebtedness if, at the time of such event, the Fixed Charge Coverage Ratio for the immediately preceding four full fiscal quarters for which internal financial statements are available, taken as one accounting period, would have been equal to at least 2.0 to 1.0 and (y) OCC may incur Indebtedness if, at the time of such event, the OCC Fixed Charge Coverage Ratio for the immediately preceding four full fiscal quarters for which internal financial statements are available, taken as one accounting period, would have been equal to at least 2.0 to 1.0."

; and

                  WHEREAS, although immediately after the Merger, the Company would fail to meet the requirements of Section 801(c) of the Indenture, neither the Fixed Charge Coverage Ratio nor the OCC Fixed Charge Coverage Ratio, as calculated for the immediately preceding




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four full fiscal quarters under Section 1010 of the Indenture, would be higher immediately after the Merger than immediately prior to the Merger; and

                  WHEREAS, Section 901(g) of the Indenture provides that under certain conditions, the Company, when authorized by a Board Resolution, and the Trustee may, without the consent of any Holders, amend or supplement the Indenture, inter alia, to make any provisions with respect to matters or questions arising under the Indenture that do not adversely affect the interests of the Holders in any material respect; and

                  WHEREAS, in connection with the Merger Agreement and the proposed Merger, the Company and the Trustee, in accordance with Section 901 of the Indenture and pursuant to appropriate Board Resolutions, have duly determined to make and execute this First Supplemental Indenture in order to permit the consummation of the Merger;

                  NOW, THEREFORE, for and in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is mutually covenanted and agreed as follows:

                                   SECTION ONE

                             AMENDMENT TO INDENTURE

                  Section 801(c) of the Indenture is hereby amended by adding the following proviso to the end thereof:

         "provided however, this Section 801(c) shall not apply to a merger of the Company with a corporation formed and operated solely for the purpose of acquiring and holding stock in the Company, in which the Company is the surviving corporation, and immediately after which neither the Fixed Charge Coverage Ratio nor the OCC Fixed Charge Coverage Ratio, each as required to be calculated for the immediately preceding four full fiscal quarters under Section 1010 of this Indenture, is higher than immediately prior to the merger;"

                                   SECTION TWO

                                  RATIFICATION

                  Except as expressly amended and supplemented by this Supplement, the Indenture shall remain unchanged and in full force and effect. This Supplement shall be construed as supplemental to the Indenture and shall form a part thereof.


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                                  SECTION THREE

                                  GOVERNING LAW

                  This Supplement shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed therein.

                                  SECTION FOUR

                                  COUNTERPARTS

                  This instrument may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.




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                  IN WITNESS WHEREOF, each of the Company and the Trustee, has caused this Supplement to be signed as of the day and year first above written.

                                      ASCENT ENTERTAINMENT GROUP, INC.


                                      By
                                        ----------------------------------------
                                        Arthur M. Aaron
                                        Vice President, Business Affairs



                                      THE BANK OF NEW YORK, Trustee

                                      By
                                        ----------------------------------------
                                        Name:
                                             -----------------------------------
                                        Title:
                                              ----------------------------------


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